Distribution Information	Standardized Returns

The Dodge & Cox Stock, Balanced and Income Funds declare and pay dividends (if any) quarterly in March, June, September and December. If the Funds have net capital gains for the year, they are distributed in December and, if necessary, again in March. Distributions in 2006 (if any) will be made to shareholders who own shares of the Funds on March 30, June 28, September 27 and December 27. Future dates are subject to change.

The Dodge & Cox International Stock Fund declares and pays dividends and capital gains (if any) annually in December. Distributions in 2006 (if any) will be made to shareholders who own shares of the Fund on December 27. Future dates are subject to change.

Stock Fund	Return to Top

Record Date	Ex- dividend and Reinvest Date	Payable Date	Ordinary Income Dividend per Share	Capital Gain Distribution per Share		Reinvest Price
				Short-term	Long-term
3/30/06	3/31/06	3/31/06	$0.42	$0.00	$0.258	$143.81
6/28/06	6/29/06	6/30/06	$0.49	—	—	$144.39
9/27/06	9/28/06	9/29/06	$0.67	—	—	$150.78
12/27/06	12/28/06	12/29/06	—	—	—	—
	2006 Year-to-Date Distributions:		$1.58	$0.00	$0.258

3/28/05	3/29/05	3/31/05	$0.42	$0.146	$0.604	$127.13
6/27/05	6/28/05	6/30/05	$0.43	—	—	$130.23
9/27/05	9/28/05	9/30/05	$0.43	—	—	$134.85
12/27/05	12/28/05	12/30/05	$0.42	$0.095	$2.490	$137.96
	2005 Distributions:		$1.70	$0.241	$3.094

International Stock Fund	Return to Top

Record Date	Ex- dividend and Reinvest Date	Payable Date	Ordinary Income Dividend per Share	Capital Gain Distribution per Share		Reinvest Price
				Short-term	Long-term
12/27/06	12/28/06	12/29/06	—	—	—	—
	2006 Year-to-Date Distributions:		—	—	—

12/27/05	12/28/05	12/30/05	$0.35	$0.044	$0.347	$35.03
	2005 Distributions:		$0.35	$0.044	$0.347

Balanced Fund	Return to Top

Record Date	Ex- dividend and Reinvest Date	Payable Date	Ordinary Income Dividend per Share	Capital Gain Distribution per Share		Reinvest Price
				Short-term	Long-term
3/30/06	3/31/06	3/31/06	$0.47	$0.00	$0.081	$83.67
6/28/06	6/29/06	6/30/06	$0.54	—	—	$83.44
9/27/06	9/28/06	9/29/06	$0.62	—	—	$86.52
12/27/06	12/28/06	12/29/06	—	—	—	—
	2006 Year-to-Date Distributions:		$1.63	$0.00	$0.081

3/28/05	3/29/05	3/31/05	$0.42	$0.006	$0.204	$77.82
6/27/05	6/28/05	6/30/05	$0.45	—	—	$79.29
9/27/05	9/28/05	9/30/05	$0.47	—	—	$80.82
12/27/05	12/28/05	12/30/05	$0.50	$0.020	$1.090	$81.64
	2005 Distributions:		$1.84	$0.026	$1.294

Income Fund	Return to Top

Record Date	Ex- dividend and Reinvest Date	Payable Date	Ordinary Income Dividend per Share	Capital Gain Distribution per Share		Reinvest Price
				Short-term	Long-term
3/30/06	3/31/06	3/31/06	$0.15	$0.00	$0.00	$12.40
6/28/06	6/29/06	6/30/06	$0.15	—	—	$12.21
9/27/06	9/28/06	9/29/06	$0.16	—	—	$12.50
12/27/06	12/28/06	12/29/06	—	—	—	—
	2006 Year-to-Date Distributions:		$0.46	$0.00	$0.00

3/28/05	3/29/05	3/31/05	$0.13	—	—	$12.63
6/27/05	6/28/05	6/30/05	$0.13	—	—	$12.78
9/27/05	9/28/05	9/30/05	$0.14	—	—	$12.65
12/27/05	12/28/05	12/30/05	$0.15	—	—	$12.54
	2005 Distributions:		$0.55	—	—

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Download Literature (PDF)

Dodge & Cox Stock Fund

•	Stock Fund Holdings dated September 30, 2006

•	Semi-Annual Report dated June 30, 2006

•	Fact Sheet and Commentary dated September 30, 2006

•	First Quarter Report dated March 31, 2006

•	Annual Report dated December 31, 2005

•	Third Quarter Report dated September 30, 2005

Dodge & Cox International Stock Fund

•	International Stock Fund Holdings dated September 30, 2006

•	Semi-Annual Report dated June 30, 2006

•	Fact Sheet and Commentary dated September 30, 2006

•	First Quarter Report dated March 31, 2006

•	Annual Report dated December 31, 2005

•	Third Quarter Report dated September 30, 2005

Dodge & Cox Balanced Fund

•	Balanced Fund Holdings dated September 30, 2006

•	Semi-Annual Report dated June 30, 2006

•	Fact Sheet and Commentary dated September 30, 2006

•	First Quarter Report dated March 31, 2006

•	Annual Report dated December 31, 2005

•	Third Quarter Report dated September 30, 2005

Dodge & Cox Income Fund

•	Income Fund Holdings dated September 30, 2006

•	Semi-Annual Report dated June 30, 2006

•	Fact Sheet and Commentary dated September 30, 2006

•	First Quarter Report dated March 31, 2006

•	Annual Report dated December 31, 2005

•	Third Quarter Report dated September 30, 2005

Dodge & Cox Funds

•	Dodge & Cox Proxy Voting Policy dated February 17, 2006

•	Funds’ Proxy Report (N-PX) dated June 30, 2006

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.